Dynamic Ventures Corp.

8776 E. Shea Blvd. Suite B3A-615

Scottsdale, AZ 85260

November 17, 2010

Via EDGAR

Jenn Do

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Do:

Re:

Dynamic Ventures Corp. (the “Company”)

Item 4.01 Form 8-K

Filed November 10, 2010

File No. 333-163913

I am Secretary of the Company and write this letter on behalf of the Company.  Further to my letter filed with the Company’s Form 8-K/A which was filed with the Securities and Exchange Commission on November 17, 2010, the Company wishes to acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Yours truly,

DYNAMIC VENTURES CORP.

Per: /s/ Dave Brown

Dave Brown

Secretary